August 12, 2019

Byron C. (Chris) Wiley
President and Manager
Wiley Area Development LLC
572 Breckenridge Way
Beavercreek, OH 45430

        Re: Wiley Area Development LLC
            Amendment No. 1 to
            Form 1-A filed July 29, 2019
            File No. 024-11010

Dear Mr. Wiley:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2019 letter.

Form 1-A

Part I, Item 4, page i

1. Refer to your response to comment 7. We note that you indicate "no" in response to the question whether you have used solicitation of interest communications in connection with the proposed offering. Please reconcile this with your response, the exhibit index, and the test the waters materials filed as an exhibit to the offering statement.
Risk Factors, page 17

2. Please provide a separate risk factor discussing risks related to the Class B Units having no voting rights.
 Byron C. (Chris) Wiley
FirstName LastNameByron C. (Chris) Wiley
Wiley Area Development LLC
Comapany NameWiley Area Development LLC
August 12, 2019
August 12, 2019 Page 2
Page 2
FirstName LastName
Dilution, page 46

3. Please revise to calculate your dilution based on the number of units outstanding rather than the number of units authorized.
4. Reference is made to the tables illustrating per unit dilution on pages 48-49. We note the units used to calculate dilution in certain tables are incorrect. For example, in the table labeled "If the total capital raised is $1,000,000," we note the increase in net tangible book value per unit attributable to units offered should be based on 200,000 units rather than
         1,000,000 units and net tangible book value per units after the offering should be based on
         9,200,000 units. Also, in the table labeled "If the total capital raised is $4,000,000," it appears of the dilution amount of net tangible book value per unit to purchasers in this offering of $0.459 is incorrect. Please revise the units and per unit amounts in the tables accordingly.
Use of Proceeds, page 54

5. We note your response to our prior comment 2. For each indebtedness please disclose the interest rate and current date of maturity.
6. We note your discussion of investor perks elsewhere in the offering circular. If these programs will materially impact your use of proceeds please revise this section accordingly. Additionally, in an appropriate place in your offering circular discuss the estimated cost to the company related to the shareholder benefits, if material.
Financial Statements
Notes to Financial Statements
7. Subsequent events, page 121

7. We note your response to our prior comment number 5; however, we do not consider your response to fully address our concerns. We note from page 14 of the filing, it appears 9,000,000 Class A Units are outstanding as of the filing date. However, based on your disclosures contained in the notes to your financial statements 180,000 Class A units were outstanding as of December 31, 2018 (note 4) and subsequent to year-end the
         Company's members approved increasing the authorized number of Class A units to
         9,000,000 units (note 7). We did not note any other disclosures surrounding issuances of
         Class A Units, stock splits or dividends in the notes or elsewhere in the filing. In this regard, please tell us and disclose any changes in capital structure that occurred subsequent to year-end. Please note changes in capital structure such as stock dividends or splits that occurred subsequent to year-end must be given retroactive effect in the balance sheet and must be appropriately disclosed in the notes to the financial statements.
         Refer to SAB Topic 4C.
 Byron C. (Chris) Wiley
Wiley Area Development LLC
August 12, 2019
Page 3

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameByron C. (Chris) Wiley                 Sincerely,
Comapany NameWiley Area Development LLC
                                                         Division of
Corporation Finance
August 12, 2019 Page 3                                   Office of
Transportation and Leisure
FirstName LastName